Exhibit 77D

Royce Focus Trust, Inc.

        On September 20-21, 2005, The Board of Directors of Royce Focus Trust, Inc. (the "Fund") voted to amend the Fund's non-fundamental investment policies to permit the Fund to enter into repurchase agreements through the Fixed Income Clearing Corporation as a "Sponsored Member" in the Fixed Income Clearing Corporation.